UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of July 2003

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant

by furnishing the information contained in this

form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under

the Securities Exchange Act of 1934.)

Yes ☐  No ☒

This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

Resignation of an Outside Director

We hereby inform you that one of the outside directors of KT Corporation (NYSE symbol: KTC) resigned. Details are as follows:

1.	Name: Yoon, Chang Bun.

2.	Age: 49.

3.	Professional background: former president of Korea Information Strategy Development Institute

4.	Term of office: March 2001 to AGM of year 2004.

5.	Reason for resignation: personal.

6.	Date of resignation: July 22, 2003

7.	Others: He also resigned from the Audit Committee of KT Corporation.

Notice of Investor Relations

We hereby inform you that KT Corporation (NYSE symbol: KTC) will be holding investor relations. Details are as follows:

1.	Date: August 1, 2003 16:00 to 18:00 (Seoul time)

2.	Method of IR : conference call.

3.	Target participants: institution investors.

4.	Key topic to be presented: first half financial result

Equity Investment in a Consolidated Subsidiary

We hereby inform you that the board of directors of KT Corporation (NYSE symbol: KTC) resolved to make an equity investment in KT Freetel Corporation (“KT Freetel”), a 44.66%-owned consolidated subsidiary of KT Corporation. Details are as follows:

1.	Type of securities invested: Common share of KT Freetel

2.	Total amount of investment: Won 100 billion (approximately 4 million shares)

3.	Purchase period: From July 25, 2003 to December 31, 2003.

4.	Date of board resolution: July 24, 2003.

5.	Others: Number of shares to be purchased may be changed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 24, 2003

KT Corporation

By:    /s/ Wha-Joon Cho

    Name: Wha-Joon Cho

    Title: Managing Director